                                                  Pursuant to Rule 424(b)(3)&(c)
                                                              File No. 333-72404

                        GEN-NET LEASE INCOME TRUST, INC.

                     A Real Estate Investment Trust Offering

                                   $25,000,000

                        2,500,000 Shares of Common Stock
                                $10.00 Per Share

             Supplement No. 6 to Prospectus Dated October 10, 2002, as previously supplemented by Supplement No. 5 dated March 26, 2003

                  ____________________________________________

                         ATTENTION PROSPECTIVE INVESTORS

                  ____________________________________________

     The statements in this Supplement No. 6 should be read carefully and considered in connection with your review of the prospectus, as previously supplemented by a Supplement No. 5 dated March 26, 2003. The receipt of both the prospectus and Supplement No. 5 must precede or accompany this Supplement No. 6.

1.   PROPERTY PURCHASES.

     The following information supplements the description of Gen-Net's properties throughout the prospectus.

Social Security Administration Office - Charleston, West Virginia ("Charleston Property")

     Description. On April 22, 2003, Gen-Net's Board of Directors unanimously approved entering into a contract to purchase the real estate and improvements located 500 Quarrier Street, Charleston, WV. The property consists of a 1.68 acre, rectangular shaped parcel. The improvements consist of a five-story 107,000 gross square feet single-tenant office building with approximately 90,000 rentable square feet of office and related space. The property is presently occupied by the United States Social Security Administration, pursuant to a long-term Net Lease with the U.S. General Services Administration. The Social Security Administration operates its regional administration office from the property and is the only tenant in the building. The Board of Directors has determined that the lessee (the U.S. Government) meets all of the Company's established criteria with respect to the creditworthiness of prospective tenants, as described in the prospectus.

     Lease Information. The lease is for an initial term of 20 years and will expire on December 19, 2019. The current annual rent is $2,000,909. Included as rent is an amount calculated by the lessor to cover the building's operating costs, and base year real estate taxes. The tenant pays any increase over the base year real estate taxes through a direct dollar-for-dollar reimbursement payment to the lessor. The lease also provides for an annual adjustment in the portion of rent attributable to operating costs based on the percent of change in the Cost of Living Index, which is measured by the U.S. Department of Labor revised Consumer Price Index ("CPI"). In evaluating the Social Security Administration Lease prior to acquiring the property, Gen-Net determined that the portion of the rent attributable to operating costs, coupled with the CPI escalator, was sufficient to protect Gen-Net from absorbing the building's operating costs in the same way that a triple-net lease would operate. Although Gen-Net bears the responsibility for the portion of any change that exceeds the percent of change in the CPI, Gen-Net believes the risk of such an occurrence is low in light of the substantial estimates initially used to determine the portion of rent attributable to such costs. Based upon the foregoing, Gen-Net has determined that the lease functions as a Net Lease.

     Terms of Acquisition. The transaction closed on April 25, 2003. The purchase price of the property excluding closing costs was $18,185,000. The purchase was subject to a 77% loan to value mortgage with LaSalle Bank, NA. Gen-Net borrowed $14,000,000 from LaSalle Bank to purchase the property. The loan has a 10-year term. Monthly payments are amortized on a 30-year schedule, with a balloon payment due April 25, 2013. The loan carries a 5.74% fixed interest rate. The lender required Gen-Net to use a bankruptcy-remote entity to hold title to the property. Accordingly, Charleston SS, LLC, of which Gen-Net is the sole member, serves this purpose. Gen-Net also drew $2,787,520 against its existing line of credit with Citizens First Savings Bank, which carries a 4.75% annual interest rate and is due on April 15, 2005. Genesis received an Acquisition Fee of $181,850, or 1% of the purchase price.

General Services Administration Office - Clarksburg, West Virginia ("Clarksburg Property")

     Description. On April 22, 2003, Gen-Net's Board of Directors unanimously approved entering into a contract to purchase the real estate and improvements located at 320 West Pike Street Clarksburg, WV. The property consists of a 1.02 acre, rectangular shaped parcel. The improvements consist of a three-story 65,456 gross square feet office building with approximately 55,443 rentable square feet of office and related space. The property is presently leased to and occupied by the United States General Services Administration, pursuant to a long-term Net Lease. General Services Administration operates its regional administration offices from the property. The U.S. Social Security Administration, U. S. Drug Enforcement Agency, Federal Bureau of Investigation and U.S. Attorney's Office all occupy space in the building under the lease. The Board of

Directors determined that the lessee (the U.S. Government) meets all of the Company's established criteria with respect to the creditworthiness of prospective tenants, as described in the prospectus.

     Lease Information. The lease is for an initial term of 20 years and will expire on January 27, 2019. The tenant has the option to terminate this lease on or after January 27, 2016 with 180 days written notice. The current annual rent is $1,286,017. Included as rent is an amount calculated by the lessor to cover the building's operating costs, and base year real estate taxes. The tenant pays any increase over the base year real estate taxes through a direct dollar-for-dollar reimbursement payment to the lessor. The lease also provides for an annual adjustment in the portion of rent attributable to operating costs based on the percent of change in the Cost of Living Index, which is measured by the U.S. Department of Labor revised Consumer Price Index ("CPI"). In evaluating the General Services Administration Lease prior to acquiring the property, Gen-Net determined that the portion of the rent attributable to operating costs, coupled with the CPI escalator, was sufficient to protect Gen-Net from absorbing the building's operating costs in the same way that a triple-net lease would operate. Although Gen-Net bears the responsibility for the portion of any change that exceeds the percent of change in the CPI, Gen-Net believes the risk of such an occurrence is low in light of the substantial estimates initially used to determine the portion of rent attributable to such costs. Based upon the foregoing, Gen-Net has determined that the General Services Administration Lease functions as a Net Lease.

     Terms of Acquisition. The transaction closed on April 23, 2003. The purchase price of the property, excluding closing costs was $10,815,000. The purchase was subject to a 75% loan to value mortgage with LaSalle Bank, NA. Gen-Net borrowed $8,325,000 from LaSalle Bank, NA to purchase the property. The loan has a 10-year term. Monthly payments are amortized on a 30-year schedule, with a balloon payment due on April 23, 2013. The loan carries a 5.74% fixed interest rate. The lender required Gen-Net to use a bankruptcy-remote entity to hold title to the property. Accordingly, Clarksburg GSA, LLC, of which Gen-Net is the sole member, serves this purpose. Genesis received an Acquisition Fee of $108,150, or 1% of the purchase price.

Social Security Administration Office - Kingsport, Tennessee ("Kingsport Property")

     Description. On April 30, 2003, Gen-Net's Board of Directors unanimously approved entering into a contract to purchase the real estate and improvements located at 2401 Southgate Drive Kingsport, TN. The property consists of a 2.334 acre, rectangular shaped parcel. The improvements consist of a single-story 23,197 gross square feet single-tenant office building with approximately 23,167 rentable square feet of office and related space. The property is presently leased to the United States General Services Administration, pursuant to a long-term Net Lease. The U.S. Social Security Administration operates its regional administration office from the property and is the only tenant in the building. The Board of Directors has determined that the lessee (the

U.S. Government) meets all of the Company's established criteria with respect to the creditworthiness of prospective tenants, as described in the prospectus.

     Lease Information. The Social Security Administration Lease is for an initial term of 15 years and will expire on October 31, 2014. The tenant has the option to terminate this lease on or after October 31, 2009 on 90 days prior written notice. The current annual rent is $394,104. Included as rent is an amount calculated by the lessor to cover the building's operating costs, and base year real estate taxes. The tenant pays any increase over the base year real estate taxes through a direct dollar-for-dollar reimbursement payment to the lessor. The lease also provides for an annual adjustment in the portion of rent attributable to operating costs based on the percent of change in the Cost of Living Index, which is measured by the U.S. Department of Labor revised Consumer Price Index ("CPI"). In evaluating the Social Security Administration Lease prior to acquiring the property, Gen-Net determined that the portion of the rent attributable to operating costs, coupled with the CPI escalator, was sufficient to protect Gen-Net from absorbing the building's operating costs in the same way that a triple-net lease would operate. Although Gen-Net bears the responsibility for the portion of any change that exceeds the percent of change in the CPI, Gen-Net believes the risk of such an occurrence is low in light of the substantial estimates initially used to determine the portion of rent attributable to such costs. Based upon the foregoing, Gen-Net has determined that the Social Security Administration Lease functions as a Net Lease.

     Terms of Acquisition. The transaction closed on April 30, 2003. The purchase price of the property, excluding closing costs, was $2,920,000. The purchase was subject to a 80% loan to value mortgage with Bank of America. Gen-Net assumed the seller's loan in the amount of $2,308,423 with Bank of America. The loan has a 10-year term with 6.75 years remaining. Monthly payments are amortized on a 25-year schedule, with a balloon payment due on April 1, 2010. The loan carries a 8.23% fixed interest rate. The lender required Gen-Net to use a bankruptcy-remote entity to hold title to the property. Accordingly, Kingsport SSA, LLC, of which Gen-Net is the sole member, serves this purpose. Gen-Net also drew $253,486 against its existing line of credit with Citizens First Savings Bank, which carries a 4.75% annual interest rate and is due April 15, 2005. Genesis received an Acquisition Fee of $29,200, or 1% of the purchase price.

PRO FORMA FINANCIAL INFORMATION. The tables attached to this Supplement No. 6 as Exhibits A, B, C and D present unaudited pro forma financial information for Gen-Net, giving effect to the three property acquisitions described above as if they had occurred at December 31, 2002.

2. REDESIGNATION OF JERRY D. BRINGARD AS PRESIDENT AND SECRETARY; APPOINTMENT OF THOMAS D. PESCHIO AS SUCCESSOR.

     Mr. Bringard has tendered his written letter of resignation as the President and Secretary of Gen-Net, effective June 2, 2003. Mr. Bringard informed the Board of Directors that the increasing demands of his position with William Tyndale College will now allow for his continued work overseeing the day-to-day operations of Gen-Net. If re-elected at the annual meeting of shareholders to be held June 2, 2003, Mr. Bringard will continue in his position as Director of Gen-Net.

     Mr. Peschio has agreed to accept an appointment as President and Secretary of Gen-Net, effective with the resignation of Mr. Bringard.

     Assuming Mr. Peschio is re-elected as a Director and is thereafter appointed by the Board to replace Mr. Bringard as President and Secretary, it has been agreed between Mr. Peschio and the other Board members that his total compensation for serving in all officer and Director capacities on behalf of Gen-Net will be $50,000 annually. It has been further agreed between Mr. Peschio and the other Board members that if his anticipated office responsibilities increase significantly over the next twelve months, that he will be entitled to apply to the Board to review his compensation arrangements.

Dated as of May 30, 2003.

                                   EXHIBIT A

          SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA INFORMATION

                                              Historical                     Pro Forma As Adjusted(1)
                               ------------------------------------------    ------------------------

                                                                             For twelve months ended
                                      Year Ended December 31, 2002              December 31, 2002
                               ------------------------------------------    ------------------------
                                                                                    unaudited

                                   2000           2001            2002                 2002
                               -----------    -----------     -----------          -----------
Rental Income                  $      --      $      --       $     4,885          $ 4,047,939
                               -----------    -----------     -----------          -----------

Operating Expenses                    --             --              --
 Administrative & Management          --             --              --                220,862
 Amortization                         --             --              --                  2,565
 Bank fees                            --             --              --                  8,720
 Depreciation                         --             --             4,220              786,955
 General                              --             --             8,836               24,003
 Insurance                            --             --              --                 27,028
 Maintenance                          --             --              --                433,576
 Property Taxes                       --             --              --                422,071
 Telephone                            --             --              --                  3,936
 Utilities                                                                             226,610
                               -----------    -----------     -----------          -----------
Total Operating Expenses                                           13,056            2,156,326

Income from operations                --             --            (8,171)           1,891,613
                               -----------    -----------     -----------          -----------
Other Income(Expense)
 Dividend income                      --            1,340           3,183                3,183
                               -----------    -----------     -----------          -----------
 Interest expense                                    --              (822)          (1,551,058)

Total Other income (expense)          --            1,340           2,361           (1,547,875)
                               -----------    -----------     -----------          -----------

Income before taxes                   --            1,340          (5,810)             343,738
                               -----------    -----------     -----------          -----------

Income taxes                          --              725            (725)                (725)
                               -----------    -----------     -----------          -----------

Net income (Loss)              $      --      $       615     $    (5,085)         $   344,463
                               ===========    ===========     ===========          ===========

Net income per share           $      --      $         0     $         0                 0.41
                               ===========    ===========     ===========          ===========

Weighted Average Number of
 Common Shares Outstanding            --           10,000          21,182              843,037
                               ===========    ===========     ===========          ===========

                        Gen-Net Lease Income Trust, Inc.
                       For Year Ending December 31, 2002
                         Proforma Financial Statements
                                  (Unaudited)

                                                         December 31, 2002
                                                  ------------------------------

                                                                    Pro Forma
                                                                  As Adjusted(1)
                                                  Historical       (unaudited)
                                                  ----------      --------------
  Balance Sheet Data:

     Working Capital                               1,732,333           (828,782)

     Total Assets                                  6,836,995         39,667,430

     Long-term debt, net of current portion        3,163,885         27,497,102

     Shareholders' equity                          2,962,538          7,381,859


                        Gen-Net Lease Income Trust, Inc.
                        For Year Ending December 31, 2002
                          Proforma Financial Statements
                                    Unaudited

(1) Pro forma to reflect (i) the sale of shares (843,037 through April 30, 2003) under this offering was sold and application of net proceeds there from as if it had occurred at January 1, 2002 (additional shares will be sold) and the Company became a REIT at that time, therefore there are no income taxes shown.

     (ii) an acquisition of a building (Bakersfield) in 2003 for $2,378,813 (closing costs included) which has a Net Lease of $310,660 per year before actual operating expenses. The first year (2001) of the lease had three months of free rent. The lease is through November 27, 2010, which may be terminated by the lessee after November 27, 2008, the purchase used $733,813 from sale of shares and $1,645,000 from a loan at 4.30% annual interest due on June 30, 2003. The purchase and loan are as if they occurred on January 1, 2002.

     (iii) an acquisition of a building (Clarksburg) for $11,038,398 (closing costs included) which has a Net Lease of $1,286,017 per year. The Lease termination date is January 27, 2019. The lessee has an option to terminate the lease after January 27, 2016 with a written 180-day notice to the Lessor. The purchase used $2,776,848 from sale of shares and $8,325,000 from a mortgage at 5.74% annual interest rate, with a ten-year term and thirty-year amortization, the purchase and mortgage are as if they occurred January 1, 2002.

     (iv) an acquisition of a building (Charleston) in 2003 for $18,298,292 (closing costs included) which has a Net Lease of $2,000,909 per year before actual operating expenses. The above proforma includes historical information (except interest which is based on the financing obtained in 2003) for 2002. The lease is through December 19, 2019. The purchase used $1,708,363 from sale of shares and $14,000,000 from a loan at 5.74% interest rate per year and a line of credit of $2,787,510 at an interest rate of 4.75% annual interest due on April 15, 2005.

     (v) an acquisition of a building (Kingsport) for $2,986,770 (closing costs included) which has a Net Lease of $394,104 per year through October 2014, which may be terminated by the lessee after October 31, 2009 with a written 90 day notice to the Lessor. The purchase used $459,885 from sale of shares and $2,308,423 from a mortgage that was assumed at 8.23% with a ten year term and twenty-five year amortization and annual interest rate and a line of credit of $253,486 at an interest rate of 4.75% annual interest due on April 15, 2005. The above proforma includes historical information, excluding certain professional fees (except interest which is based on the financing obtained in 2003) for 2002 and estimated historical information for three months ended, March 31, 2002.

     (vi) The purchases and loans as if they occurred on January 1, 2002.

     (vii) as if the buildings are depreciated over thirty-nine years.

     (viii) The proforma income statement does not include rental income of $363,440 from a property (Harahan) that was acquired during 2002. The Pro forma financial information is unaudited and may not be indicative of the results that actually would have occurred if the acquisition had occurred January 1, 2002.

                                   EXHIBIT B

                                   Charleston
                       For Year Ending December 31, 2002
                         Proforma Financial Statements
                                  (Unaudited)

                                             Jan 1, `02 - Dec 31, 02
                                             -----------------------
Ordinary Income/Expense

   Income
      Rental                                         2,000,909
      Real Estate Tax Reimbursement                    112,252
      Work Authorization Income                         11,921
                                                     ---------
   Total Income                                      2,125,082

   Expense
      Direct Expenses
         Utilities                                      90,487
         Administrative & Management Expense           120,055
         Maintenance                                   231,226
         Property Taxes                                239,716
         Insurance                                      17,069
         Telephone                                       2,390
         General Expenses                                5,541
         Depreciation                                  374,322
                                                     ---------
   Total Operating Expense                           1,080,806
                                                     ---------
   Income From Operations                            1,044,276

   Other Income (Expense)
      Interest Expense                                (865,131)
                                                     ---------
   Total Other                                        (865,131)
                                                     ---------
   Net Income                                          179,145


                                   Charleston
                        For Year Ending December 31, 2002
                          Proforma Financial Statements
                                    Unaudited

(1) Pro forma to reflect (i) adequate number of shares under this offering was sold and application of net proceeds there from as if it had occurred at January 1, 2002 (additional shares will be sold) and the Company became a REIT at that time, therefore there are no income taxes shown (ii) an acquisition of a building for $18,298,292 (closing costs included) which has a Net Lease of $2,000,909 per year before actual operating expenses through December 19, 2019, the purchase used $1,708,363 from sale of shares and $14,000,000 from a loan at 5.74% interest rate per year and a line of credit of $2,787,510 at an interest rate of 4.75% annual interest due on April 15, 2005. The purchase and loan are as if they occurred on January 1, 2002 the above proforma includes historical information (except interest which is based on the financing obtained in 2003) and administrative and management expense based on actual numbers for 2002 and excluding certain one time professional fees. (iii) as if the buildings are depreciated over thirty-nine years. The Pro forma financial information is unaudited and may not be indicative of the results that actually would have occurred if the acquisition had occurred January 1, 2002.

                                   EXHIBIT C

                                   Clarksburg
                       For Year Ending December 31, 2002
                         Proforma Financial Statements
                                  (Unaudited)


                                                      Jan 1, `02 -Dec 31, 02
                                                      ----------------------
Ordinary Income/Expense
  Income
     Rental                                                  1,286,017
                                                             ---------
  Total Income                                               1,286,017
  Expense
     Direct Expenses
        Utilities                                               79,031
        Administrative & Management Expense                     77,161
        Maintenance                                            147,383
        Property Taxes                                         129,443
        Insurance                                                7,828
        Telephone                                                  160
        General Expenses                                         7,240
        Depreciation                                           270,215
                                                             ---------
  Total Operating Expense                                      718,461
                                                             ---------
  Income From Operations                                       567,556
  Other Income (Expense)
     Interest Expense                                         (433,094)
                                                             ---------
  Total Other                                                 (433,094)
                                                             ---------
  Net Income                                                   134,462

                                   Clarksburg
                        For Year Ending December 31, 2002
                          Proforma Financial Statements
                                    Unaudited

(1) Pro forma to reflect (i) adequate number of shares under this offering was sold and application of net proceeds there from as if it had occurred at January 1, 2002 (additional shares will be sold) and the Company became a REIT at that time, therefore there are no income taxes shown (ii) an acquisition of a building for $11,038,398 (closing costs included) which has a Net Lease of $1,286,017 per year through March 2019. The tenant has an option to terminate the lease after January 27, 2016 with a written 180-day notice to the lessor. The purchase used $2,776,848 from sale of shares and $8,325,000 from a mortgage at 5.74% annual interest rate, with a ten-year term and thirty-year amortization, the purchase and mortgage are as if they occurred January 1, 2002. The purchase and loan are as if they occurred on January 1, 2002, the above proforma includes historical information (except interest which is based on the financing obtained in 2003) and administrative and management expense based on actual numbers for 2002 and excluding certain one time professional fees. (iii) as if the buildings are depreciated over thirty-nine years. (iv) excluding certain professional fees. The Pro forma financial information is unaudited and may not be indicative of the results that actually would have occurred if the acquisition had occurred January 1, 2002.

                                   EXHIBIT D

                                    Kingsport
                       For Year Ending December 31, 2002
                         Proforma Financial Statements
                                  (Unaudited)

                                             Jan 1, `02 - Dec 31, 02
                                             -----------------------
Ordinary Income/Expense

   Income
      Rental                                          394,106
      OHA Overtime                                      5,923
      Real Estate Tax Reimbursement                     1,381
                                                     --------
   Total Income                                       401,409

   Expense
      Direct Expenses
         Utilities                                     31,175
         Administrative & Management Expense           23,646
         Maintenance                                   33,707
         Property Taxes                                22,617
         Insurance                                      2,131
         Depreciation                                  62,373
         Amortization                                   2,565
                                                     --------
   Total Operating Expense                            178,214
                                                     --------
   Income From Operations                             223,195

   Other Income (Expense)
      Interest Expense                               (179,949)
                                                     --------
   Total Other                                       (179,949)
                                                     --------
   Net Income                                          43,246

                                    Kingsport
                        For Year Ending December 31, 2002
                          Proforma Financial Statements
                                    Unaudited

(1) Pro forma to reflect (i) adequate number of shares under this offering was sold and application of net proceeds there from as if it had occurred at January 1, 2002 (additional shares will be sold) and the Company became a REIT at that time, therefore there are no income taxes shown (ii) an acquisition of a building for $2,986,770 (closing costs included) which has a Net Lease of $394,104 per year through October 2014. The lessee can terminate the lease after October 31, 2009 with a written 90-day notice to the Lessor. The purchase used $459,885 from sale of shares and $2,308,423 from a mortgage that was assumed at 8.23% with a ten year term and twenty-five year amortization and annual interest rate and a line of credit of $253,486 at an interest rate of 4.75% annual interest due on April 15, 2005. The purchase and loan are as if they occurred on January 1, 2002 the above proforma includes historical information (except interest which is based on the financing obtained in 2003) and administrative and management expense based on actual numbers for 2002 and excluding certain one time professional fees. (iii) as if the buildings are depreciated over thirty-nine years. The Pro forma financial information is unaudited and may not be indicative of the results that actually would have occurred if the acquisition had occurred January 1, 2002.